Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting of 2016 (the “EGM”) of China Southern Airlines Company Limited (the “Company”) will be held at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC on Friday, 16 December 2016 at 2:30 p.m. for the purpose of considering, if thought fit, to approve the following resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 1 November 2016 (the “Circular”):

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolution as ordinary resolutions:

1.	to consider and approve the financial services framework agreement entered into between the Company and Southern Airlines Group Finance Company Limited.

2.	to consider and approve the acquisition of 12 B787-9 aircraft from The Boeing Company by the Company.

By Order of the Board of
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

1 November 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Notes:

1.	Persons who are entitled to attend the EGM

a.	Holders of the H Shares and A Shares whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company, respectively, on Wednesday, 16 November 2016 (“Eligible Shareholders”) or their representatives are entitled to attend the EGM after completion of the required registration procedures in accordance with Note 2 “Registration procedures for attending the EGM”. Holders of A Shares shall receive a notice separately.

b.	The directors, supervisors and senior management of the Company.

c.	Representatives of the professional advisers hired by the Company and special guests invited by the Board.

2.	Registration procedures for attending the EGM

a.	Eligible Shareholders who intend to attend the EGM either in person or by proxy must deliver to the Company on or before Friday, 25 November 2016, in person or by post at the registration address of the Company, or by fax at (+86) 20-8665 9040, the reply slip, which is attached to the notice of the EGM as Attachment A.

b.	When attending the EGM, individual Eligible Shareholder or his/her proxy shall bring along his/ her identity card. The legal representative of a corporate Eligible Shareholder attending the EGM shall bring along his/her identity card, together with a notarised copy of the resolution or power of attorney issued by the board of directors or other governing body of the corporate Eligible Shareholder to appoint such legal representative to attend the meeting.

c.	Holders of H Shares who intend to attend the EGM must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the registrar of H Shares, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, at or before 4:30 p.m. on Tuesday, 15 November 2016.

d.	16 November 2016 to 16 December 2016 (both days inclusive), during which period no transfer of H Shares will be registered.

3.	Proxies

a.	An Eligible Shareholder has the right to appoint one or more proxies to attend the EGM and vote on his/her behalf. A proxy does not need to be a Shareholder. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

b.	A proxy must be appointed by an Eligible Shareholder or his/her attorney by way of a form of proxy for the EGM, which is attached to the notice of EGM as Attachment B. If the proxy is appointed by the attorney of an Eligible Shareholder, the power of attorney or other authorisation document(s) authorizing such attorney to appoint the proxy must be notarised.

c.	To be valid, for holders of A Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the EGM. To be valid, for holders of H Shares, the notarised power of attorney or other authorisation document(s), together with the completed form of proxy for the EGM, must be lodged with Hong Kong Registrars Limited within the same period of time.

4.	Miscellaneous

a.	The EGM is expected to last for not more than one day. Eligible Shareholders (or their proxies) who attend shall bear their own travelling and accommodation expenses.

b.	The address of the headquarter of the Company is:

1st Floor, No. 278 Ji Chang Road

Guangzhou 510405, Guangdong Province

People’s Republic of China

Telephone No.: (+86) 20-8612 4462

Facsimile No.: (+86) 20-8665 9040

Website: www.csair.com

Contact person: Mao Lixing

c.	Pursuant to Rule 13.39(4) of the Listing Rules, any vote of the shareholders at a general meeting must be taken by poll. Therefore, all resolutions proposed at the EGM shall be voted by poll.

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